Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

August 24, 2021

Filed via EDGAR
Ms. Holly Hunter-Ceci
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Subject:	AIM ETF Products Trust (the “Trust”)
(File Nos. 811-23504; 333-235734)

Dear Ms. Hunter-Ceci:

On behalf of the Trust, below are the Trust’s responses to the comments you provided telephonically with regard to Post-Effective Amendment No. 8 to the Trust’s registration statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission on July 1, 2021 under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended (the “1933 Act”).  The Amendment relates to the registration of the AllianzIM U.S. Large Cap 6 Month Buffer10 Jan/July ETF, AllianzIM U.S. Large Cap 6 Month Buffer10 Apr/Oct ETF, AllianzIM U.S. Large Cap Floor10 Jan ETF, AllianzIM U.S. Large Cap Floor10 Apr ETF, AllianzIM U.S. Large Cap Floor10 Jul ETF and AllianzIM U.S. Large Cap Floor10 Oct ETF series of the Trust (each, a “Fund” and collectively, the “Funds”).  Below we have provided your comments and the Trust’s response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.
Comment:  Please add each Fund’s ticker symbol to the first page of the applicable prospectus and statement of additional information (“SAI”). Please also update each Fund’s class identifier on EDGAR with the ticker symbol.

Response:  The Trust will update each Fund’s prospectus, SAI and EDGAR information with the Fund’s ticker symbol.

2.
Comment:  Please confirm that the Funds’ website will provide the same type of information for the Funds that is provided for the series of the Trust that are currently operational.  Please advise if there will be changes to the website presentation for these Funds or the Trust’s operational series.

Response:  The Trust confirms that the Funds’ website will provide the same type of information for the

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

AIM ETF Products Trust
August 24, 2021

Funds as is currently provided for the operational series of the Trust, as modified to reflect the differences between the Buffer and Floor strategies. The Trust further confirms that there are no anticipated changes to the website presentation for the Funds or the Trust’s operational series.

3.
Comment:  Please complete the fee table and expense examples for each Fund. Please also explain how the Funds estimate Other Expenses and how the estimates are reasonable. In addition, each Fund discloses that it may invest in other investment companies; accordingly, please include in the fee table any estimated Acquired Fund Fees and Expenses as appropriate.

Response:  Each Fund will have the same fee table and expense example, which is included as Appendix A to this correspondence.

Each Fund estimates that Other Expenses for its initial fiscal year will be 0.00% due to its unitary fee arrangement with the investment adviser (the “Adviser”), pursuant to which the Adviser is responsible for paying all ordinary operating expenses of the Fund out of its management fee. The Funds do not anticipate incurring any other expenses during their initial fiscal year that would not be paid by the Adviser under the unitary fee arrangement. With respect to Acquired Fund Fees and Expenses, the Funds do not have any current intention to invest in other investment companies during their initial fiscal year, though they retain the flexibility to do so if circumstances warrant.  Therefore, the Funds do not expect to incur any Acquired Fund Fees and Expenses during their initial fiscal year, which is reflected in the fee table.

4.
Comment:  Each Fund’s prospectus discloses the following: “The Fund will be indefinitely offered with a new Outcome Period beginning at the end of each Outcome Period; the Fund is not intended to terminate after the initial or any subsequent Outcome Period.” Please confirm shareholders will be provided with notice stating that the end of the Outcome Period is approaching and disclosing the anticipated Cap, Buffer and Floor ranges, as applicable, for the next Outcome Period.

Response:  The Trust confirms that approximately one week prior to the end of the current Outcome Period, each Fund will supplement its prospectus pursuant to Rule 497(e) and update its website to disclose that the end of the Outcome Period is approaching and to disclose the anticipated range of the Cap for the next Outcome Period. The Cap for the next Outcome Period is set at or near the close of the market on the business day prior to the first day of the next Outcome Period.  After the close of business on the day the Cap is set, each Fund will supplement its prospectus to disclose the actual Cap for the next Outcome Period via another Rule 497(e) supplement and will update its website accordingly.  The Trust also notes that the Buffer and Floor will not change from one Outcome Period to the next.

5.
Comment:  The “Valuation Risk” in each Fund’s prospectus provides: “Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value.” Please clarify that these determinations “will” be made in good faith, rather than “may.”

Response: The Trust has revised the risk disclosure as follows: “Consequently, while such determinations ~~may~~ will be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value.”

6.	Comment: Please supplementally disclose each Fund’s broad-based index.

Response:  Each Fund will use the S&P 500 Index as its broad-based index.

AIM ETF Products Trust
August 24, 2021

7.
Comment:  Under “Additional Investments — Exchange-Traded Funds” in each Fund’s prospectus, the disclosure states that “Most ETFs are regulated as registered investment companies under the 1940 Act . . ..” Please clarify whether the Funds intend to invest in exchange-traded products, such as exchange-traded notes or other products that are not registered under the 1940 Act, and revise the disclosure accordingly.

Response:  The Funds do not have any present intention of investing in the exchange-traded products referenced above. Accordingly, the Trust has revised the disclosure as follows: “~~Most~~ ETFs are regulated as registered investment companies under the 1940 Act . . ..”

8.
Comment:  Will the Funds still disseminate intraday indicative values (“IIV”) at 15-second intervals throughout the trading day? We note this is no longer required under Rule 6c-11 of the 1940 Act or by the Rule 6c-11 exchange listing rules, but is still disclosed in the Funds’ prospectuses.

Response:  Even though it is no longer required under Rule 6c-11 or by the Rule 6c-11 exchange listing rules, the Funds still currently intend to voluntarily disseminate an IIV.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Claire Olivar, at 215-564-8681.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

cc.  Erik Nelson

APPENDIX A

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”).  Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table or the example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.74%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.74%
[1] Other expenses are estimated for the current fiscal year.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$76	$237